UMH PROPERTIES, INC.

Juniper Business Plaza

3499 Route 9 North, Suite 3-C

Freehold, NJ  07728

(732) 577-9997

Fax:  (732) 577-9980

January 11, 2010

Ms. Kristi Marrone

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Marrone:

We are writing in response to your letter dated December 31, 2009 with respect to the Company’s Form 10-K for the period ended December 31, 2008, filed March 10, 2009, File No. 001-12690.  Our responses to your comments are as follows:

Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

1.        We note that both net cash used by investing activities and net cash provided by financing activities decreased greatly in 2008, as compared to 2007.  To the extent these changes in your financial condition represent a trend or uncertainty that will affect your liquidity in a material way, please disclose as such. Refer to Item 303(a). Please provide this disclosure in future filings and tell us how you intend to comply.

RESPONSE:

UMH Properties, Inc. (UMH or the Company) understands Item 303(a)(1) of Regulation S-K requires a discussion of liquidity and capital resources and asks registrants to “Identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way.”  UMH also notes the language of SEC Release No. 34-26831 expects Registrants to use the statement of cash flows, and other appropriate indicators, in analyzing their liquidity, and to present a balanced discussion dealing with cash flows from investing and financing activities as well as from operations.  The decreases in net cash used by investing activities and net cash provided by financing activities were not due to any known trends or uncertainties that affected

A NYSE Amex Company: Symbol – UMH

since 1968

liquidity in a material way.  These decreases were primarily due to the timing of investment opportunities and the timing of loan maturities.  However, the economic downturn and lack of liquidity in the lending environment may affect the Company’s ability to grow.  This was disclosed in Liquidity and Capital Resources on p.25.  UMH will continue to disclose in future filings any known trends or any known demands, commitments, events or uncertainties that are reasonably likely to have an impact on the Company’s liquidity.

Consolidated Statements of Income, page 52

2.

We note that you have recorded interest and dividend income and the gains and losses on securities transactions as revenue on your consolidated statements of income. It appears that at least some of these amounts represent non-operating income and should be presented below operating expenses. Please revise in future filings or explain to us why you believe a revision is not necessary. Refer to Rule 5-03 of Regulation S-X.

RESPONSE:

Rule 5-03 (b)7 of Regulation S-X under the subtitle “Non-operating income” requires Registrants to “State separately in the income statement or in a note thereto amounts earned from (a) dividends, (b) interest on securities, (c) profits on securities (net of losses), and (d) miscellaneous other income.”  We have separately disclosed this information in the income statement or in the notes thereto.  However, the Company operates as a real estate investment trust (REIT) which invests in real property and securities of other REITs.  The interest and dividend income and the gains and losses on securities transactions resulting from the Company’s REIT securities portfolio is an integral part of operations and as such, has been reported in operations.  In the past, the SEC staff has agreed with this presentation.  However, if the staff’s position has changed, we will revise this in future filings.

Note 2 - Summary of Significant Accounting Policies

Inventory of Manufactured Homes, page 58

3.

Your disclosure indicates that inventory is carried at the lower of cost or market. We note that losses on sales during 2008 were $45,687 and that such losses increased to more than $644,000 during the period ended September 30, 2009. Please clarify to us whether any adjustments have been made to the carrying value of inventory, either during the year ended December 31, 2008 or the subsequent interim period, the amount of such adjustments, if any, or your basis for determining that an adjustment was not necessary.

RESPONSE:

Inventory consists of manufactured homes and is determined by the specific identification method.  The FASB defines market as “the current replacement cost (by purchase or by reproduction, as the case may be) provided that it meets both of the following conditions:  a. Market shall not exceed the net realizable value, and b. Market shall not be less than net realizable value reduced by an allowance for an approximate normal profit margin.”  The FASB defines net realizable value as

A NYSE Amex Company: Symbol – UMH

since 1968

the “estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal.”  The Company’s gross profit on sales of inventory was approximately $1,300,000 for the year ended December 31, 2008 and $265,000 for the nine months ended September 30, 2009. UMH reviews each inventory item.  In all instances, the carrying cost was below the current replacement cost and below the selling price.  It was determined that there was no obsolete inventory during the year ended December 31, 2008 or the subsequent interim periods.  No adjustments have been made to the carrying value of inventory, either during the year ended December 31, 2008 or the subsequent interim periods.  The losses on sales include selling expenses of approximately $1,400,000 for the year ended December 31, 2008 and $900,000 for the nine months ended September 30, 2009.  Many of these costs, such as rent, salaries, and to an extent, advertising and promotion, are fixed.  The Company has experienced a 25% decrease in sales in 2008 and a 41% decrease for the nine months ended September 30, 2009.

Note 4 - Securities Available for Sale, page 61

4.

We note that unrealized losses at December 31, 2008 were approximately $5.6 million and that a significant portion relates to securities that have been in an unrealized loss position for more than one year. We also note that you recognized an impairment loss of approximately $2.5 million during 2008. Please clarify to us how you determined that other than temporary impairment was limited to $2.5 million at December 31, 2008.

RESPONSE:

All of our securities are classified as held for sale.  Under ASC 320-10-35-18, management is required to determine whether a decline in fair value below the cost basis is other than temporary.  The Company has developed a general policy of evaluating whether an unrealized loss is other than temporary.  The Company reviews on a quarterly basis whether there are any securities that have a fair value significantly below cost (approximately 20%) for an extended period of time (approximately 6 months) to review for other than temporary impairment.  In addition, the Company may select a security which has been at a 20% loss for less than 6 months or if other information is known about a particular security which may indicate to management that a security may be other than temporarily impaired.  Once certain securities have been identified for review, the Company discusses and analyzes any relevant information known about the security, such as:

a.

Whether the decline is attributable to adverse conditions related to the security or to specific conditions in an industry or in a geographic area.

b.

Whether management has the intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

c.

Any downgrading of the security by a rating agency.

d.

Whether the financial condition of the issuer has deteriorated.

A NYSE Amex Company: Symbol – UMH

since 1968

e.

Status of dividends – Whether dividends have been reduced or eliminated, or scheduled interest payments have not been made.

f.

Analysis of the underlying assets (including NAV analysis) using independent analysis or recent transactions.

In determining fair value for equity securities, the Company has used quoted market prices.  For debt securities, ASC 320-10-35-33C states that “an entity shall compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security.”  The Chief Accountant at the SEC in a letter to the FASB dated October 14, 2008, commented on inquiries concerning assessing fair value for perpetual preferred securities under the existing other than temporary impairment model.  These securities are often structured in equity form but generally possess significant debt-like characteristics in that these instruments provide for periodic cash flows in the form of dividends, contain call features, are rated similar to debt securities and are priced like long-term callable bonds.  In this letter, the Office of Chief Accountant has concluded that it would not object to an issuer, for impairment tests, applying an impairment model (including anticipated recovery period) similar to a debt security provided that there has been no evidence of deterioration of credit of the issuer (for example, a decline in the cash flows from holding the investment or a downgrade of the rating of the security below investment grade) until the matter can be address further by the FASB.

The Company has also considered the guidance provided by ASC 320-10-S99 SAB Topic 5M, which states that “the market price may be affected by general market conditions which reflect prospects for the economy as a whole or by specific information pertaining to an industry or to an individual company.  Such declines require further investigation by management.  Acting upon the premise that a write-down may be required, management should consider all available evidence to evaluate the realizable value of its investment in equity securities classified as available-for-sale.”  Additionally, ASC 820-10-35-15A states that “[However,] it is also not appropriate to automatically conclude that any transaction price is determinative of fair value.  Determining fair value in a dislocated market depends on the facts and circumstances and may require the use of significant judgment about whether individual transactions are forced liquidations or distressed sales.”  The REIT preferred stocks experienced a historical sell-off at the end of 2008 due to de-leveraging of the holders of preferred stocks.  The Company believes that generally the quoted prices of preferred securities did not reflect the underlying values of the companies and their anticipated performance but a forced selling of securities to raise cash.   Therefore, to determine fair value of the perpetual preferred holdings for impairment purposes, the Company used a discounted cash flow approach using the expected dividends to be received over the expected holding period and eventual redemption of the security at par.  This discounted cash flow value was then compared to the cost to estimate an unrealized loss.  The Company used all information available, including credit ratings, to determine whether the individual securities are other than temporarily impaired.

The Company applied the above procedures and guidance in ASC 320-10-35 and 325-40-35, and considered approximately $2.5 million of the securities portfolio to be other than temporarily impaired.  Although there was an approximate $2.4 million unrealized loss in the portfolio which has been impaired for 12 months or longer, the significant impairment (greater

A NYSE Amex Company: Symbol – UMH

since 1968

than 20%) was for less than 6 months or the discounted cash flow value exceeded cost.  As of September 30, 2009, the securities portfolio has improved.

5.

The comment above notwithstanding, please tell us the changes in circumstances that lead to the recognition of an additional $1.7 million of impairment charges during the period ended March 31, 2009.

RESPONSE:

In accordance with guidance provided under ASC 320-10-35-28, the Company continued to evaluate those investments which were previously considered not other-than-temporarily impaired.  In the first quarter of 2009, the overall REIT market dropped over 30%.  The status of certain securities which previously did not have a significant impairment changed.  These securities became significantly impaired for greater than 6 months.  The Company determined that an additional $1.7 million of impairment charges was warranted.

Note 13 - Fair Value Measurements, page 75

6.

Please clarify to us and in future filings the nature of the inputs and valuation techniques used to measure fair value for assets and liabilities classified as Level 2. Refer to ASC 820-10-50-2.

RESPONSE:

The Company’s convertible subordinated debentures were valued at par based on significant other observable inputs (Level 2) as follows:

•

The issuer has redeemed these debentures at par.

•

Debenture holders have transferred these debentures at par.

•

A brokerage firm has recommended a transfer at par.

•

Borrowings against these debentures were based on par.

Additionally, the Company corroborated the valuation at par by performing a comparable yield analysis of these debentures using observable market data.

Our interest rate swaps have the effect of fixing variable LIBOR-based mortgages.  These interest rate swaps are valued based on inputs other than quoted prices that are observable (Level 2) since the LIBOR swap rate is observable at commonly quoted intervals for the full term of the swap.

We will expand our disclosure in future filings.

A NYSE Amex Company: Symbol – UMH

since 1968

In addition, management acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ ANNA T. CHEW
ANNA T. CHEW
Vice President and Chief Financial Officer

A NYSE Amex Company: Symbol – UMH

since 1968